UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68287

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WREN CAPITAL LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE SANSOME STREET, SUITE 3500
                              (No. and Street)

SAN FRANCISCO	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CELESTE MOYE	415-672-0559	celestecpa@comcast.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAINES AND FISCHER LLP
(Name – if individual, state last, first, and middle name)

555 FIFTH AVENUE, SUITE 901	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

11/5/2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __MARY PAENG__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __WREN CAPITAL LLC__, as of __DECEMBER 31__, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



See Attached
California All-Purpose
Acknowledgement

Signature: _____

Title: _____
  CEO, PRESIDENT



_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CLEAR

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of _San Francisco_)

On _February 14, 2023_ before me, _Johan Manchola, Notary Public_
    Date   Here Insert Name and Title of the Officer

Personally appeared _~~Fety~~ J.M___Mary Paeng_
                                    Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


JOHAN MANCHOLA
Comm. # 2396104
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Exp. Mar. 7, 2026

Signature _Johan Manchola_
                Signature of Notary Public

Place Notary Seal Above

-------------------------------- OPTIONAL --------------------------------

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document _Annual Reports Form X-17A-5 Part III_ Document Date _01/01/22 - 12/31/22_

Number of Pages _2_ Signer(s) Other Than Named Above _N/A_

Capacity(ies) Claimed by Signer(s)

Signer's Name _Mary Paeng_
☐ Corporate Officer—Title(s) _____
☐ Partner ☐ Limited ☐ General
☒ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other _____
Signer Is Representing _____

Signer's Name _____
☐ Corporate Officer—Title(s) _____
☐ Partner ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other _____
Signer Is Representing _____

WREN CAPITAL LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2022

With Independent Auditors' Report Thereon

PUBLIC DOCUMENT

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of WREN Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wren Capital, LLC (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Raines & Fischer LLP

New York, New York
February 28, 2023

WREN CAPITAL LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	72,221
Fees Receivable		280,951
Prepaid Expenses and Deposits		25,998
Total Assets	$	379,170

LIABILITIES AND OWNER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	56,093
Due to Officer	4,178
Total Liabilities	60,271
Owner's Equity	
Paid-in Capital	20,124
Retained Earnings	298,775
Total Owner's Equity	318,899
Total Liabilities and Owner's Equity	$ 379,170

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Wren Capital LLC ("the Company"), is a California Limited Liability Company formed on July 20, 2009. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) as of June 28, 2010, and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash
The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided, on contract terms, or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

Fees Receivable
Fees Receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2022 was $1,134.

Income Taxes
On January 1, 2022, the Company, with the consent of its sole member, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code and comparable California income tax law. As an S Corporation, the Company is generally not subject to Federal income taxes and the Company's net income or loss is reported on the individual tax return of the owner of the Company. California charges a minimum tax on the income or loss of the S Corporation and a state income tax provision of $4,951 has been reflected in the financial statements.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The prior tax returns of the Company, as reported on the sole member's tax return, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2019, 2020, and 2021 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses
The Company is a single member LLC electing to be taxed as an S Corporation. The net income of the Company for the year is allocated to the sole member.

Operating Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The company currently has no operating or finance leases to report. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet.

Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The Company's accounting policies did not change materially as a result of applying the principles of fair value measurement from ASU 2018-13 and are largely consistent with existing guidance and content practices applied by the Company.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the company had defined net capital of $11,950 which was $6,950 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Significant Customers

Two customers accounted for 100% of the gross revenues for the year ended December 31, 2022.

(5) Related Parties

As of December 31, 2022, the Company owed the Sole Member $4,178 in accrued expenses reimbursable. These funds were repaid in the current fiscal year.

(6) Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

(7) Subsequent Events

The Company has evaluated subsequent events through February 28, 2023, the date which the financial statements were available to be issued, and noted no items requiring further disclosure.